

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Chengfang Lu
Acting Chief Financial Officer
Lizhi Inc.
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The People's Republic of China

      Re: Lizhi Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-39177

Dear Chengfang Lu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Li He